UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

INTERNATIONAL MONEY EXPRESS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

46005L101
(CUSIP Number)

Jeffrey M. Rose, 420 Lexington Avenue, Suite 2300 New York, NY 10170, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46005L101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,569,030
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,714,358
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,714,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

SCHEDULE 13D

CUSIP No.	46005L101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,569,030
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,714,358
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,714,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

SCHEDULE 13D

CUSIP No.	46005L101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners GP, LLC 45-5206609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,154,304
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,154,304
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,154,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%
14	TYPE OF REPORTING PERSON (See Instructions)
HC; OO

SCHEDULE 13D

CUSIP No.	46005L101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners Master Fund, LP 98-1411780
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,115,353
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,115,353
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,115,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	46005L101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners II, LP 61-1874416
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,951
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
38,951
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2(a), 2(b), 2(c) and 2(f) of the Schedule 13D is each hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13G is being jointly filed by (i) Steamboat Capital Partners, LLC (“IA”), (ii) Steamboat Capital Partners GP, LLC (“GP”), (iii) Parsa Kiai; (iv) Steamboat Capital Partners Master Fund, LP (“Master”) and (v) Steamboat Capital Partners Fund II, LP (“Partners II”).

(b)	The address of the principal business office of each of the Reporting Persons other than Master is 420 Lexington Avenue, Suite 2300, New York, NY 10170. The address of the principal business office of Master is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9005.

(c)	IA is the portfolio manager for Master, Partners II and certain other entities. GP is the General Partner of Master and Partners II. Parsa Kiai is the managing member of each of GP and IA.

(f)	Master is organized under the laws of the Cayman Islands. Each of GP, Partners II and IA are organized under the laws of Delaware. Parsa Kiai is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Shares as to which this report on Schedule 13D is being filed were acquired at an aggregate price (excluding commissions) of approximately $32.6 million and were purchased by clients of IA (including Masters and Partners II) with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	IA (as the portfolio manager for its clients, including Masters and Partners II) and Mr. Kiai (as the managing member of IA), may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 38,048,562 Shares outstanding, as of July 31, 2020 which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC August 6, 2020.

(b)	Each Reporting Person has the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (as of 8:00 AM on October 6, 2020) since the filing of Amendment No. 2 to this Schedule 13D are set forth on Schedule 5.

(d)	Clients of IA, including Masters and Partners II, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that such Reporting Person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

99.1	Joint Filing Agreement between the Reporting Persons dated October 6, 2020.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2020

/s/ Parsa Kiai
Parsa Kiai

Steamboat Capital Partners LLC

By:	/s/ Parsa Kiai
Parsa Kiai, Managing Member

Steamboat Capital Partners GP, LLC

By:	/s/ Parsa Kiai
Parsa Kiai, Managing Member

Steamboat Capital Partners Master Fund, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By:	/s/ Parsa Kiai
Parsa Kiai, Managing Member

Steamboat Capital Partners II, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By:	/s/ Parsa Kiai
Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer

The following tables set forth all transactions in the Shares effected since the filing of Amendment No. 2 to this Schedule D by the Reporting Persons on behalf of clients of IA. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Share Purchased (Sold)	Price per Share ($)	Price Range ($)
STEAMBOAT CAPITAL PARTNERS MASTER FUND, LP
9/30/2020	113,073	14.1996	13.75-14.50
9/30/2020	37,691	14	14-14
9/30/2020	63,518	14.047	13.68-14.15
10/1/2020	37,089	13.9445	13.90-13.95

STEAMBOAT CAPITAL PARTNERS II, LP

9/30/2020	2,042	14.1996	13.75-14.50
9/30/2020	681	14	14-14
9/30/2020	1,147	14.047	13.68-14.15
10/1/2020	(1,317)	13.9496	13.9-14.01
10/1/2020	674	13.9445	13.90-13.95

STEAMBOAT CAPITAL PARTNERS, LLC (on behalf of and through other client accounts)

9/30/2020	34,885	14.1996	13.75-14.50
9/30/2020	11,628	14	14-14
9/30/2020	19,596	14.047	13.68-14.15
10/1/2020	10,256	13.954	13.925.14
10/1/2020	(21,131)	13.9496	13.9-14.01
10/1/2020	11,961	13.9445	13.90-13.95
10/2/2020	1,067	14.2042	14.12-14.31
10/2/2020	(5,178)	14.1973	14.08-14.32